

Mail Stop 3561

November 27, 2015

Via E-mail
George J. Powell, III
Chief Executive Officer
Code Green Apparel Corp.
4739 S. Durfee Avenue
Pico Rivera, California 90660

>   **Re: Code Green Apparel Corp.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed November 13, 2015**
>   **File No. 333-206089**

Dear Mr. Powell:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 31, 2015 letter.

General

1. We note your response to comment 2 and we reissue it in part. Please provide a detailed legal analysis regarding why this offering should not be considered an indirect primary offering registering shares by or on behalf of the registrant. Your response should provide an analysis of each of the factors relevant to this determination. Note that the size of the offering is only one of the criteria for determining an indirect primary offering. Please also provide us your calculations for the number of shares outstanding held by affiliates of the company. For guidance, please refer to the Securities Act Rules C&DI Section 612.09, available at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

2. We note your response to comment 3 and the revisions to the disclosure. Please also revise the disclosure accordingly under Plan of Distribution on page 12.

3. We note your response to comment 5 that you revised the prospectus to include the material terms of the transaction for 100,000,000 shares of common stock. We cannot locate your revisions in the prospectus. Please revise your prospectus to address the material terms of the transaction to purchase 100,000,000 shares of common stock with the ability to purchase an additional 100,000,000 shares of common stock.

Description of Business, page 16

Competition, page 18

4. As previously requested, please revise to address the company's competitive position in the industry and the principal methods of competition.

Competitive Advantages, page 18

5. You state that you can offer a green alternative at the same price, if not better, than your four major competitors and that you offer apparel at a cost far less than your sustainable workwear competitors. Please provide the basis for the statements given that you have no sales revenues.

Sales & Marketing Strategy, page 18

6. Please revise to disclose how you will finance your sales and marketing strategy given that you have a working capital deficit and limited cash resources.

7. We note your response to comment 12. Please direct us to the revised disclosure where you clarify whether the company has any current manufacturing, sale, marketing and outfitting operations and whether the company has any current customers, or revise.

Government Regulations, page 19

8. As requested in comment 11, please disclose any existing governmental regulation of your business.

Liquidity and Capital Resources, page 24

9. We note your response to prior comment 29 states that your convertible debt is currently in default. Please expand your discussion of your liquidity and capital resources to also describe the nature of the default, the amounts due and how you intend settle the default.

Executive Compensation, page 31

10. We note your response to comment 16 that Mr. Powell received the common stock as equity compensation as defined in his employment agreement. Please revise your summary compensation table to address Mr. Powell's annual base salary of $180,000 or advise us why the base salary does not need to be reflected in the summary compensation table. We may have further comment.

Financial Statements

Index to Financial Statements, page F-1

11. Please update the financial statements as necessary in accordance with Rule 8-08 of Regulation S-X and relevant disclosures in the next amendment.

Statements of Cash Flows, page F-5

12. We note you now present the issuance of convertible debt for services as a financing activity in your statements of cash flows in response to prior comment 24. However, we note that you did not tell us your basis for presenting the issuance of convertible debt as a cash flow from operations, as previously requested. In this regard we would like to better understand the underlying reasons for your original classification of this transaction in cash flows from operations. To the extent the issuance was a non-cash transaction, please also tell us your basis presenting this transaction as a cash flow from financing activities.

Note 7 Subsequent Events, page F-11

13. We note your disclosure on page F-12 states that the Order and the Stipulation for Settlement of claims for $530,000 was dated May 13, 2013 between you and JPM. Given that the order was issued prior to the end of your 2013 reporting period, please tell us why you did not record the amount of the settlement as a liability as of December 31, 2013 to comply with ASC 450.

Recent Sales of Unregistered Securities, page 34

14. We note your response to comment 30. Please identify the third-party investor with whom the company entered into a subscription agreement on April 2, 2015.

15. We note your response to comment 30. We note you continue to indicate that during the 2nd Quarter of 2015 the company issued 5,755,680 shares to various 3rd party investors. We also note you indicate that during the 2nd Quarter of 2015 the company issued 60,276,666 shares to various 3rd party investors. Additionally, we note that you indicate that during the six months ended June 30, 2015 the company issued 6,150,000 shares of common stock for services and 14,660,440 shares of common stock related to the

convertible debt. As previously requested, please revise to identify the persons to whom the securities were sold and provide the information required by Item 701 of Regulation S-K.

16. For each of the noted transactions in this section please revise to indicate the section of the 1933 Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available

You may contact Steve Lo at (202) 551-3394 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: Aaron D. McGeary, Esq.
The McGeary Law Firm, P.C.